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                                SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                           (Amendment No. __1___)



                     Securities and Exchange Commission
                         Washington, D.C. 20549



                             CONTOUR MEDICAL, INC.
                               (Name of Issuer)

          Common                              21220B105
     (Title of Class of Securities)          (CUSIP Number)


  Vance M. Arnold, Executive Vice President, Renaissance Capital Group, Inc.
        8080 N. Central Expressway, Suite 210 LB 59; Dallas, TX 75206
                                (214) 891-8294
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              December 31, 1997
           (Date of Event which Requires Filing of this Statement)
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1. Names of Reporting Person S.S. or I.R.S. Identification No.
     a.   Renaissance Capital Growth & Income Fund III, Inc.     75-2533518
     b.   Renaissance US Growth & Income Trust PLC


2. Check the Appropriate Box if a Member of a Group
     (a)        XX
     (b)

3. SEC Use Only____________________________________________________

4. Source of Funds     PF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e)    None

6. Citizenship or Place of Organization
     a.      Texas                 b.    England

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)  Sole voting Power     0
(8)  Shared Voting Power      0
(9)  Sole Dispositive Power     0
(10) Shared Dispositive Power      0

11. Aggregate Amount Beneficially Owned be Each Reporting Person     0


12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares  None


13. Percent of Class Represented by Amount in Row (11)   0%


14. Type of Reporting Person   IV

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                            AMENDED SCHEDULE 13D
                        Filed Pursuant to Rule 13D-1

Item 1. Security and Issuer

     $2,500,000 9.0% Convertible Debenture by and between Contour Medial, Inc. as Borrower and Renaissance Capital Growth & Income Fund III, Inc. as Lender.

     $2,500,000 9.0% Convertible Debenture by and between Contour Medial, Inc. as Borrower and Renaissance U.S. Growth & Income Trust, PLC as Lender.

     Contour Medical, Inc.                    Company
     6025 Shiloh Road
     Alpharetta, GA 30005

Item 2. Identity and Background

a,b,c     Renaissance Capital Growth &
          Income Fund III, Inc.                        Filer
          8080 N. Central Expressway, Suite 210
          Dallas, Texas 75206

          Renaissance U.S. Growth & Income
          Trust, PLC                                   Filer
          8080 N. Central Expressway, Suite 210
          Dallas, Texas 75206

          Renaissance Capital Group, Inc.Investment Advisor to the Filers 8080 N. Central Expressway, Suite 210
          Dallas, Texas 75206

          Renaissance Capital Growth & Income Fund III, Inc. is a Texas corporation, organized as a business development company under the Investment Company Act of 1940 and is traded on the Nasdaq.

          Renaissance U.S. Growth & Income Trust, PLC is a public limited company organized under the laws of England and Wales and traded on the London Stock Exchange.

          The officers of Renaissance Capital Group, Inc. are:
                    Russell Cleveland, President
                    Barbe Butschek, Senior Vice President,
                          Corporate Secretary and Treasurer
                    Vance M. Arnold, Executive Vice President
                    Robert C. Pearson, Senior Vice President
                    Norman D. Cox, Vice President
                    Mardon M. Navalta, Vice President
                    John A. Schmit, Vice President
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          Renaissance Capital Group, Inc. a Texas corporation, is the
          Investment Advisor and is responsible for the administration and investment of the Filer's investment portfolio. Renaissance Capital Group, Inc. has a profit interest of up to 20% of the Filer's capital gains.

     d.   None
     e.   None
     f.   Texas

Item 3. Source and Amount of Funds or Other Consideration

     The Filer's source of funds for this transaction came exclusively from the Filer's investment capital. No borrowed funds were used in the transaction. The securities were acquired directly from the Company in a private placement.

Item 4. Purpose of Transaction

     The purpose of the acquisition of these securities for Renaissance Capital Growth & Income Fund III, Inc. was as an investment in accordance with its election as a Business Development Company under the Investment Act of 1940. The purpose of the acquisition of these securities for Renaissance U.S. Growth & Income Trust, PLC was as an investment in accordance with its investment strategy of investing in smaller United States public companies.

Item 5. Interest in Securities of the Issuer

     a. The Filer s each purchased on July 12, 1996 a 9% Convertible Debenture for $2.5 million in the Company, convertible at $5.00 per share. The Debenture will mature July 1, 2003. Shares of issuer beneficially owned by Renaissance Capital Growth & Income Fund III, Inc. number 500,000 and the shares beneficially owned by Renaissance US Growth & Income Trust PLC also number 500,000. The total number of shares beneficially owned by both Filers combined represent 10.96% of the Company s outstanding stock. These shares represent all of the Filer s ownership. Renaissance Capital Group, Inc. has a profit interest of up to 20%.

     b.   All the shares mentioned in (a) above.

     c. On December 31, 1997, both Filer s sold their entire position in the Company to Sun HealthCare Group, Inc. for $8.4 million.

     d.   N/A

     e. Both Filer s ceased to be beneficial owners of more than five percent of the Company on December 31, 1997.
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Item 6. Contracts, Arrangements, or Understandings with Respect to Securities of the Issuer

     The Company and the Filers entered into Convertible Debenture Loan Agreements on July 12, 1996. Said documents contain default and other provisions contained in loan agreements more generally. As mentioned in the previous item, the Convertible Debenture Loan Agreements grant the Filer the option to name a board of director to the Company. The Investment Advisor of the Filer has a profit interest of up to 20% of the profits of the Filer.

Item 7. Persons Retained, Employed or to be Compensated

          Not Applicable

Item 8. Material to be Filed as Exhibits

          Not Applicable




     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 20, 1998

By:  Renaissance US Growth & Income Trust, PLC
     Renaissance Capital Group, Inc., Investment Advisor




By:  _________/S/_______________________
     Vance M. Arnold
     Executive Vice President


By:  Renaissance US Growth & Income Trust, PLC
     Renaissance Capital Group, Inc., Investment Manager




By:  _______/S/_________________________
     Vance M. Arnold
     Executive Vice President
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